EXHIBIT 1

Ted D. Kellner

790 North Water Street, Suite 2175

Milwaukee, WI 53202

September 11, 2024

VIA OVERNIGHT DELIVERY AND EMAIL

AIM ImmunoTech Inc.

2117 SW Highway 484

Ocala, Florida 34473

Attn: Secretary

Secretary@aimimmuno.com

Re:	Supplement to Notice of Stockholder Intent to Nominate Individuals for Election as Directors at the 2024 Annual Meeting of Stockholders of AIM ImmunoTech Inc.

Dear Secretary,

This letter serves as a supplement to the notice to AIM ImmunoTech Inc., a Delaware corporation (the “Company”), dated September 3, 2024 (the “Original Notice”), as to the nomination by Ted D. Kellner (the “Nominating Stockholder”), as the record holder of shares of the Company’s common stock, par value $0.001 per share (“the “Common Stock”), of the nominees specified therein for election to the Board of Directors of the Company (the “Board”) at the 2024 Annual Meeting of Stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, modifications or continuations thereof (the “Annual Meeting”).

This letter and the Exhibit attached hereto are collectively referred to as the “Supplement.” This Supplement should be read together with the Original Notice. Capitalized terms used but not defined in this Supplement will have the meanings assigned to them by the Original Notice.

Through this Supplement, the Nominating Stockholder hereby nominates, and notifies you of his intent to nominate at the Annual Meeting, Paul Sweeney as a nominee to be elected to the Board at the Annual Meeting. The nomination of Mr. Sweeney is in addition to nominations of the Nominating Stockholder, Todd Deutsch and Robert L. Chioini as nominees to be elected to the Board at the Annual Meeting as described in the Original Notice. The Nominating Stockholder, Mr. Deutsch, Mr. Chioini and Mr. Sweeney are referred to as “Stockholder Nominees.”

Below you will find information required by Section 1.4(c) of the Bylaws with respect to Mr. Sweeney. The relevant language from the Bylaws is provided in bold font, followed by responsive information. Information included in any subsection below shall also be deemed to be information provided in response to items requested in any other subsection of this Supplement and the Original Notice, whether specifically set forth or not (and regardless of whether an express cross-reference is included, which in certain cases has been included solely for convenience). Nothing herein shall be deemed to be an admission that any such information is required by the Bylaws or applicable law or that Section 1.4(c) or any other provision of the Bylaws is valid.

(c)	To be in proper form, a Noticing Stockholder’s notice to the Secretary of the Corporation of any Stockholder Proposal pursuant to this Section 1.4 shall also set forth:

(1) if the Noticing Stockholder proposes to nominate one or more persons for election or for re-election as a director of the Corporation (each such person, a “Stockholder Nominee”):

(A) the full legal name (and any alias names used), age, business address and residence address of each Stockholder Nominee;

Paul William Sweeney, age 59

Business Address:

Residence Address:

(B) a biography and statement of each Stockholder Nominee’s qualifications, including the principal occupation or employment of each Stockholder Nominee (at present and for the past five (5) years);

Paul Sweeney, age 59, is the co-founder and has served as a principal of PS Capital Partners, a private equity firm with a focus in manufacturing and process-oriented industries, since 2001. Prior to this, Mr. Sweeney was a founding partner at Horizon Partners, Ltd., a middle market buyout firm, from 1988 to 2001. Previously, Mr. Sweeney served in the corporate development group of Arthur Young & Co., an accountancy firm that later merged with Ernst & Young Global Limited, from 1987 to 1988. Mr. Sweeney currently serves as a director of numerous portfolio companies of PS Capital Partners, including Milwaukee Composites, Inc., a manufacturer of composite products for mass transit vehicles, since 2004; Waukesha Metal Products, a metal stamping and fabrication company, since 2005; PAX Holdings, a packaging manufacturer, since 2007; International Thermal Systems, an industrial oven manufacturer, since 2010; JTS Direct LLC, an advertising print company, since 2011; CM Global, a promotional products supplier, since 2012; Sussek Machine Company, a machining and assembly company, since 2012; Engineered Custom Coatings, LLC, a liquid coatings manufacturer, since 2017; Pack Logix, a contract manufacturing and packaging company, since 2018; Quick & Pure Ice Systems, an ice production company, since 2021; Soaris, a powersport engine and vehicle solutions manufacturer, since 2022; Maynard Steel Casting Co., a castings manufacturer, since 2022; and Forward Health, a Wisconsin Department of Health Services health care and nutritional assistance benefit program, since 2023. In addition, Mr. Sweeney serves on or has served on the board of directors of various other organizations, including Milwaukee World Festival, Inc., a festival and event management company; Wisconsin Bank & Trust, a wholly owned subsidiary of Heartland Financial USA, Inc., a publicly traded bank holding company with $20 billion in assets; Metropolitan Milwaukee Association of Commerce, a non-profit business organization; Milwaukee Scholars Charter School, a public charter school; and is a member of the Greater Milwaukee Committee, a non-profit civic organization. Mr. Sweeney received a bachelor’s of science degree in finance from Georgetown University’s School of Business Administration in 1987. In addition, Mr. Sweeney completed the 16th Annual Venture Capital Institute Seminar in 1990. Mr. Sweeney is qualified to serve as a director due to his extensive investment and management experience.

(C) as of the date of the notice (which information, for the avoidance of doubt, shall be updated and supplemented pursuant to paragraph (g) of this Section 1.4), with respect to each Stockholder Nominee:

(i)

each class or series and number of shares of capital stock of the Corporation of each such class and series which are, directly or indirectly, held of record or beneficially owned by each Stockholder Nominee; and

Mr. Sweeney is the beneficial holder of 2,000 shares of Common Stock.

The “group” for purposes of Section 13(d) of the Exchange Act consisting of Mr. Kellner, Mr. Deutsch and Mr. Sweeney is considered the beneficial owner of the shares of Common Stock beneficially owned by each of them.

(ii)

any short position, profits interest, option, warrant, convertible security, stock appreciation right or similar rights related to any class or series of capital stock of the Corporation, or with a value derived in whole or in part from, or with an exercise or conversion privilege or a settlement or payment mechanism related to, the price of any class or series of capital stock of the Corporation, in each case, directly or indirectly held or owned, including beneficially owned, by each Stockholder Nominee;

There are none.

(D) a complete and accurate description of all agreements, arrangements or understandings (whether written or oral) between or among any two or more of any Holder, any Stockholder Associated Person (as such terms “Holder” and “Stockholder Associated Person” are defined in this Section 1.4), any Stockholder Nominee, and/or any other person or entity (including the full legal name (and any alias names) of any such other person or entity), existing presently or existing during the prior twenty-four (24) months, in each case relating to or in connection with the nomination of any Stockholder Nominee or any other person or persons for election or re-election as a director of the Corporation, or pursuant to which any such nomination or nominations are being made, or relating to or in connection with the funding or financing of any nomination or nominations of any person or persons (including, without limitation, any Stockholder Nominee) for election or re-election to the Board of Directors, including, without limitation, the funding or financing of any proxy solicitation or litigation relating to such nomination or nominations; provided, however, for the avoidance of doubt, this sub-part (D) requires a Noticing Stockholder’s notice to describe any such agreement, arrangement or understanding only to the extent known to, or to the extent such matters should be known after the exercise of reasonable diligence by, any Holder or any Stockholder Nominee;

Agreements, Arrangements, and Understandings (“AAUs”) With Respect to Annual Meeting and Related Matters

On September 11, 2024, Mr. Sweeney entered into a joinder to the 2024 Agreement with the Nominating Stockholder, Mr. Deutsch and Mr. Chioini, whereby he became party to the 2024 Agreement as an “Other Nominee.”

(E) whether each Stockholder Nominee has (i) notified the board of directors of each publicly listed company at which such Stockholder Nominee serves as an officer, executive officer or director with respect to such Stockholder Nominee’s proposed nomination for election or re-election to the Board of Directors, and, (ii) as applicable, received all necessary consents to serve on the Board of Directors of the Corporation if so nominated and elected or otherwise appointed (or, if any such consents have not been received, how the Stockholder Nominee intends to address such failure to receive such necessary consents);

Not applicable to Mr. Sweeney.

(F) whether nomination, election or appointment, as applicable, of any Stockholder Nominee as a director of the Corporation would violate or contravene a corporate governance policy, including, without limitation, a conflicts of interest or “overboarding” policy, of any publicly listed company at which such Stockholder Nominee serves as an officer, executive officer or director and, if so, a description of how the Stockholder Nominee intends to address such violation or contravention;

Not applicable to Mr. Sweeney.

(G) as to each Stockholder Nominee, the date of first contact (or if the specific date is not known, the approximate date) between any Holder and/or Stockholder Associated Person, on the one hand, and such Stockholder Nominee, on the other hand, with respect to any proposed nomination or nominations of any person or persons (including, without limitation, any Stockholder Nominee) for election or re-election to the Corporation’s Board of Directors;

The Nominating Stockholder first contacted Mr. Sweeney on August 30, 2024 with respect to becoming a nominee for election to the Board at the Annual Meeting. Prior to that time, within approximately the past 12 months, as part of their regular personal and professional communications, the Nominating Stockholder and Mr. Sweeney had discussed the Nominating

Stockholder’s experiences with the Company from time to time and the general topic of the Nominating Stockholder’s prior nominations was discussed. The possibility of Mr. Sweeney being a nominee in the future may have been very briefly raised in passing, but neither the Nominating Stockholder nor Mr. Sweeney is able to provide a specific date as this would have occurred in direct conversation.

Mr. Sweeney’s first contact with Mr. Deutsch with respect to nominations occurred in the last couple of days as the documentation for this Supplement was finalized.

(H) the amount and nature of any direct or indirect economic or financial interest, if any, of each Stockholder Nominee, or of any immediate family member of such Stockholder Nominee, in any funds managed by, under common management with or affiliated with any Holder or Stockholder Associated Person;

Mr. Sweeney has approximately $150,000 personally invested in real estate developments within Fiduciary Real Estate Development, Inc., a Stockholder Associated Person of the Nominating Stockholder. In addition, PS Capital Partners, a private equity firm of which Mr. Sweeney is co-founder and a principal, has approximately $375,000 invested in real estate developments within Fiduciary Real Estate Development, Inc. Mr. Sweeney is also an investor in two funds of Fiduciary Management, Inc., another Stockholder Associated Person of the Nominating Stockholder, with a current value of approximately $100,000. The Nominating Stockholder may indirectly benefit from fee income of Fiduciary Real Estate Management, Inc. and Fiduciary Management, Inc. from these investments, but the amount would be insignificant.

(I) all related party transaction and other information that would be required to be disclosed pursuant to the federal securities laws, including Rule 404 promulgated under Regulation S-K (“Regulation S-K”) under the Securities Act of 1933 (the “Securities Act”) (or any successor provision), if any Holder or any Stockholder Associated Person were the “registrant” for purposes of such rule and such Stockholder Nominee were a director or executive officer of such registrant;

In addition to the investments noted above, the Nominating Stockholder has invested in numerous PS Capital Partners’ sponsored investments. There are 13 active PS Capital Partners’ sponsored investments in which the Nominating Stockholder has invested an aggregate of over $15.0 million. No new investments have been made since the beginning of 2023. Although it is very difficult to estimate the amount of management fees to PS Capital Partners that derive from the Nominating Stockholder’s investments, a rough estimate is approximately $100,000 annually. Mr. Sweeney, as a principal in PS Capital Partners, indirectly benefits from these fees.

The Nominating Stockholder and Mr. Sweeney have also invested together in numerous other private businesses and ventures. In certain cases, they have done so through special purpose vehicles in which one or both of them have served as managers, as was the case with Coyote Fund, LLC, FM Qualified Opportunity Fund LLC, TK-Karma Investment, LLC and DTP3, LLC1, all of which are Stockholder Associated Persons of the Nominating Stockholder. In these instances, neither receives fees or other compensation from the other, and their interests are only the extent of each of their investments.

[1]

The latter two entities were inadvertently not identified as Stockholder Associated Persons of the Nominating Stockholder on Exhibit B to the Original Notice. By this Supplement, the Nominating Stockholder informs you that each entity is a Stockholder Associated Person of the Nominating Stockholder because he is 10% or greater holder. TK-Karma Investment, LLC is a Wisconsin limited liability company and its address is 790 N. Water St. #2175, Milwaukee, WI 53202. DTP3, LLC is a Wisconsin limited liability company and its address is 758 N. Broadway, Ste. 241, Milwaukee, WI 53202. Each entity is a special purpose vehicle formed for a single investment in a private company. No other disclosures in the Original Notice require updating or supplement as a result of identifying these additional Stockholder Associated Persons.

(J) any other information relating to each Stockholder Nominee that would be required to be disclosed in a proxy statement or any other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election or that is otherwise required pursuant to and in accordance with Section 14 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”), and the rules and regulations promulgated thereunder (including such Stockholder Nominee’s written consent to being named in proxy statements as a proposed nominee of the Noticing Stockholder and to serving as a director if elected); and

The Nominating Stockholder believes that Mr. Sweeney presently is, and if elected as a director of the Company, would qualify as, an “independent director” within the meaning of applicable NYSE American listing standards applicable to board composition (and applicable committees thereof). Notwithstanding the foregoing, the Nominating Stockholder acknowledges that no director of an NYSE American listed company qualifies as “independent” unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, the Nominating Stockholder acknowledges that if Mr. Sweeney is elected, the determination of the nominee’s independence ultimately rests with the judgment and discretion of the Board.

Mr. Sweeney does not hold any positions or offices with the Company. Mr. Sweeney does not have a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer or other Stockholder Nominee. No companies or organizations, with which Mr. Sweeney has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. Except as described or incorporated herein, Mr. Sweeney is not a party to any arrangement or understanding between him and any other person(s) pursuant to which he was or is to be selected as a director or nominee. There are no legal proceedings to which Mr. Sweeney or any of his associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to Mr. Sweeney, none of the events enumerated in Item 401(f)(1)-(8) of Regulation SK of the Exchange Act occurred during the past 10 years.

Mr. Sweeney has not engaged in any transactions in the Company’s securities in the past two years.

Other than as included elsewhere or incorporated in this Supplement: Mr. Sweeney does not have any substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted upon at the Annual Meeting; during the past 10 years, Mr. Sweeney has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); Mr. Sweeney is not, and within the past year was not, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; no associate of Mr. Sweeney owns beneficially, directly or indirectly, any securities of the Company; Mr. Sweeney does not own beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; neither Mr. Sweeney, nor any of his immediate family members or associates, has a direct or indirect material interest in any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, that would be disclosable pursuant to Item 404 of Regulation S-K; neither Mr. Sweeney, nor any of his associates, has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and there is no other information relating to Mr. Sweeney that would be required to be disclosed in a proxy statement and form of proxy or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

The written consent of Mr. Sweeney is attached hereto in Exhibit A.

(K) a completed and signed questionnaire, representation and agreement and any and all other information required by paragraph (e) of this Section 1.4;

The completed and signed questionnaire and representation and agreement of Mr. Sweeney are delivered herewith.

The Nominating Stockholder represents that the information set forth in this Supplement is accurate.

The Nominating Stockholder hereby states that, based on the experience and qualifications of Mr. Sweeney described in this Supplement, the Nominating Stockholder believes that Mr. Sweeney is qualified to serve as a director of the Company. Information to establish that Mr. Sweeney is so qualified is set forth elsewhere in this Supplement. Mr. Sweeney is not ineligible to serve as a director of the Company pursuant to the Bylaws and has provided the certifications and undertakings required by Section 2.2 thereof in the consent attached as Exhibit A. To the extent the Company requests additional information reasonably necessary to determine that Mr. Sweeney is eligible to serve on the Board if elected, the Nominating Stockholder will provide the Company with such additional information upon written request.

The Nominating Stockholder believes that this Supplement is sufficient to provide adequate notice and information to the Company regarding the nomination of Mr. Sweeney and complies with all notification and other requirements applicable to the Company. If, however, you believe that this Supplement for any reason does not comply with such requirements or is otherwise insufficient or defective in any respect, the Nominating Stockholder requests that you so notify him by contacting John Harrington of Baker & Hostetler LLP by e-mail at jharrington@bakerlaw.com and John M. Seaman at Abrams & Bayliss by e-mail at seaman@AbramsBayliss.com.

The Nominating Stockholder requests that the Company notify his counsels promptly if you believe there are any deficiencies so that they can be remedied in a timely manner. If the Company wishes to correspond with Mr. Sweeney, including, for instance, by way of any requests for further information, the Nominating Stockholder requests that any and all such correspondence be directed to Mr. Harrington and Mr. Seaman.

Please be advised that neither the delivery of this Supplement nor the delivery of additional information, if any, provided by or on behalf of the Nominating Stockholder or any group of which the Nominating Stockholder is or may become a member or any other member thereof to the Company from and after the date hereof shall be deemed to constitute (i) an admission by the Nominating Stockholder or any group of which the Nominating Stockholder is or may become a member or any other member thereof that this Supplement is or was in any way defective; (ii) an admission as to the legality or enforceability of any particular provision of the Bylaws of the Company or any other matter; (iii) a waiver by the Nominating Stockholder or any group of which the Nominating Stockholder may become a member or any other member thereof of the right to, in any way, contest or challenge the enforceability of any provision of the Bylaws, the Amended and Restated Certificate of Incorporation, as amended, of any other matter; or (iv) consent by the Nominating Stockholder or any group of which the Nominating Stockholder is or may become a member or any other member thereof to publicly disclose any information contained herein with respect to any such person or group.

[signature page follows]

Very truly yours,

/s/ Ted D. Kellner
Name: Ted D. Kellner

EXHIBIT A

NOMINEE CONSENT

(see attached)

Paul Sweeney

September 11, 2024

AIM ImmunoTech Inc.

2117 SW Highway 484

Ocala, Florida 34473

Attn: Secretary

Dear Secretary,

You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice (as supplemented, the “Notice”) provided by Ted D. Kellner (the “Nominating Stockholder”) of his intention to nominate the undersigned as a director of AIM ImmunoTech Inc. (the “Company”) at the Company’s 2024 Annual Meeting of Stockholders (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “Annual Meeting”), (ii) being named as a proposed nominee of the Nominating Stockholder in proxy statements related to the Annual Meeting, and (iii) serving as a director of the Company if elected. The undersigned also hereby joins in the Notice for purposes of providing the notice required by Rule 14a-19(a)(1) under the Securities Exchange Act of 1934.

The undersigned certifies to the Board that I have reviewed Section 2.2 of the Company’s Restated and Amended Bylaws (the “Bylaws”) and am aware of no reason why I would or might be considered a FDA Investigatee, Scientific/Medical Investigatee or Criminal Investigatee or Related Investigatee, in each case as defined in the Bylaws. The undersigned also undertakes to promptly inform the Board, by written notice to the Chairman of the Board or the Secretary of the Company, if at any time prior to the election at the Annual Meeting I become aware of any fact or circumstance, whether in existence now or arising after the date hereof, which has given such person any reason to believe that I might be considered a FDA Investigatee, Scientific/Medical Investigatee or Criminal Investigatee or Related Investigatee.

Very truly yours,

/s/ Paul Sweeney

Paul Sweeney